[redacted]

08031657

)MMISSION

...20549

SEC Mail Processing Section

APR 28 2008

Washington, DC 111

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Best Available Copy

SEC FILE NUMBER
8-65943

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/01/2007 (MM/DD/YY) AND ENDING 01/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Premier Securities of America, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4600 Colony Point
(No. and Street)

Suwanee (City) Georgia (State) 30024 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven Early 404-892-3384
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Metro CPA, LLC
(Name – *if individual, state last, first, middle name*)

2300 Henderson Mill Rd (Address) Atlanta (City), Georgia (State) 30345 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 14 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steven G. Early, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Premier Securities of America, Inc, as of January 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A - none

Signature

CEO

Title

Notary Public

FREDERICK S. JOSEPH
Notary Public-DeKalb County, Georgia
My Commission Expires April 21, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. EXEMPT 15c3-3(k)(1)(iii)
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. " " "
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENT

OF

PREMIER SECURITIES OF AMERICA, INC.

FOR THE YEARS ENDED

JANUARY 31, 2008 AND 2007

SEE ACCOMPANYING AUDITOR'S REPORT

TABLE OF CONTENTS

METRO CPA, LLC

CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors
Premier Securities of America, Inc.

We have audited the accompanying balance sheets of Premier Securities of America, Inc., for the years ended January 31, 2008 and 2007, along with the related statement of income and retained earning, and cash flows supplemental schedule for the years then ended in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accounts.

We concluded our audit in accordance with generally accepted auditing standards in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects the financial position of Premier Securities of America, Inc., as of January 31, 2008 and 2007, and the results of operation and its cash flow for the years then ended in conformity with generally accepted accounting principles of the United States of America.

Metro CPA

Metro CPA, LLC

March 31, 2008

2300 Henderson Mill Rd. • Suite 412 • Atlanta, GA 30345 • Phone: 678-382-0444 • Fax: 678-382-0446

PREMIER SECURITIES OF AMERICA, INC
BALANCE SHEET
JANUARY 31, 2008 AND 2007

ASSETS

	2008	2007
CURRENT ASSETS		
Cash	$ 101,829	$ 79,635
Accounts receivable	8,669	118,832
Receivable -related parties	-	50,295
Prepaid expenses	5,667	1,519
Total Current Assets	116,165	250,281
FIXED ASSETS		
Furniture and office equipment	51,725	51,725
Accumulated depreciation	(50,570)	(42,626)
Total Fixed Assets	1,155	9,099
OTHER ASSETS		
Deferred taxes		-
Total Other Assets	-	-
TOTAL ASSETS	$ 117,321	$ 259,381

LIABILITIES AND STOCKHOLDERS EQUITY

	2008	2007
CURRENT LIABILITIES		
Accounts payable	$ 10,529	$ 59,263
Total Other Current Liabilities	10,529	59,263
OTHER CURRENT LIABILITIES		
Deferred taxes	(1)	1,911
Total Other Current Liabilities	(1)	1,911
LONG TERM LIABILITIES		
Notes payable- net of current portion	-	45,000
Total Liabilities	10,528	106,174
STOCKHOLDERS EQUITY		
Capital stock	145,725	150,725
Retained earnings	(38,932)	2,481
Total Stockholder's Equity	106,793	153,206
TOTAL LIABILTIES AND STOCKHOLDERS EQUITY	$ 117,321	$ 259,381

See accompanying auditors report

PREMIER SECURITIES OF AMERICA, INC
STATEMENT OF INCOME AND RETAINED EARNINGS
JANUARY 31, 2008 AND 2007

	2008	2007
REVENUE	$ 252,301	$ 617,016
OPERATING EXPENSE	340,937	602,676
INCOME FROM OPERATIONS	(88,636)	14,340
OTHER INCOME /(EXPENSES)		
Interest and Loan Fees	(8,277)	(5,000)
	(500)	
Interest Income	828	1,303
Other Income	48,333	-
Total Other Income/ (Expense)	40,384	(3,697)
INCOME BEFORE TAXES	(48,252)	10,643
PROVISION FOR INCOME TAXES	(6,839)	(1,108)
NET INCOME AFTER TAXES	(41,413)	11,751
RETAINED EARNINGS , BEGINNING	2,481	(9,270)
RETAINED EARNINGS, ENDING	$ (38,932)	$ 2,481

See accompanying auditor's report

PREMIER SECURITIES OF AMERICA, INC

Statement of Cash Flows for The Years Ended

JANUARY 31, 2008 AND 2007

	2008	2007
NET INCOME	$ (41,413)	$ 11,751
CASH FLOWS FROM OPERATING ACTIVITIES		
Depreciation and amortization	7,045	7,944
(Increase) decrease in accounts receivable	110,163	3,492
(Increase) decrease in prepaid expenses	(4,148)	(1,429)
(Increase) decrease in other receivables	50,295	(5,437)
Increase (decrease) in accounts payable	(48,734)	(38,879)
Increase (decrease) in deferred taxes	(1,912)	(3,529)
Increase (decrease) in accrued expenses	-	-
Net cash provided(used in) operations	112,710	(37,838)
CASH FLOWS FROM FINANCING ACTIVITIES		
net borrowings on notes payable	(45,000)	(333)
Return of Additional Paid In capital	(5,000)	-
net cash provided by (used in) financing activities	(50,000)	(333)
NET INCREASE (DECREASE) IN CASH	21,297	(26,420)
CASH- BEGINNING OF YEAR	79,635	106,055
CASH-END OF YEAR	$ 100,931	$ 79,635

See accompanying auditors report

PREMIER SECURITIES OF AMERICA, INC
Schedule of Operating Expenses for The Years Ended
JANUARY 31, 2008 AND 2007

	2008	2007
Commission Expense	$ 154,345	$ 443,672
Bad Debt Expense	105,475	
Intercompany Expense	42,716	-
Payroll Expense	12,472	69,394
Licenses & Permits	8,576	13,390
Depreciation	7,944	7,944
Professional Fees	7,045	33,210
Webmail Expense	1,285	3,037
Taxes Other	674	3,032
Postage & Delivery	189	319
Bank Service Charges	176	792
Office Supplies	40	504
Rent Expense	-	24,000
Travel & Entertainment	-	1,730
Insurance	-	1,626
Professional Development	(0)	25
Total Operating Expenses	$ 340,937	$ 602,676

See accompanying auditors report

PREMIER SECURITIES OF AMERICA, INC.

NOTES TO FINANCIAL STATEMENTS FOR THE YEARS ENDED JANUARY 31, 2008 AND 2007

NOTE A-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Premier Securities of America, Inc., (PSA), is a Georgia Corporation, formed in February 2003. PSA is involved in the sale of variable life insurance policies, annuities and mutual funds through a network of registered agents. PSA is registered with the Secretary of State of Georgia, Department of Securities, pursuant to the Investment Advisors Act of 1940.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents, if any, include all highly liquid investments purchased with an original maturity of three months or less.

Trade accounts receivable

Trade accounts receivable is recorded net of an allowance for expected losses. The allowance is estimated from historical performance and projections of trends.

Receivables- related parties

Receivables from related parties consist of related party transactions between the Corporation and David C. Carroll, an officer and director, of PSA Premier Financial of America, Inc .sister company of PSA The balance at January 31, 2008 and 2007 were $28,785 and $29,171 respectively.

	2008	2007
David C Carroll	$ -0-	$28,785
PFA	-0-	21,510
Total	$ 0-	$59,263

Prepaid expense

Prepaid expenses consist of the following:

January 31,	2008	2007
Deposits	$ 142	$ 447
Licensing	4,554	1,072
	$4,696	$ 1,519

Property & equipment

Equipment and office furniture are depreciated on a straight-line basis over the estimated useful life of the asset of 5-7 years. Equipment and office furniture are stated at cost, net of accumulated depreciation.

January 31,	2008	2007
Equipment	$ 9,700	$ 9,700
Furniture	42,025	42,025
Sub-total	51,725	51,725
Accumulated depreciation	-50,570	-42,626
Total	$ 1,155	$ 9,099

Taxes on Income

Income tax expense is as follows:

Year ended January 31,	2008	2007
Current:		
Federal:	$ -3,519	$1,192
State:	-1,408	477
Total current:	$ -1,201	$ 1,669
Deferred:		
Federal:	-0-	$1,365
State:	-0-	546
	$ -0-	$ 1,911

The company has a net tax loss for the current year. The loss will recover $4,927 from taxes in paid in prior years
It will offset the deferred tax balance of $243

The temporary differences that created deferred tax assets and liabilities, included in current assets and other liabilities are detailed as follows:

Year ended January 31,	2008	2007
Deferred tax liabilities:		
Depreciation	-0-	1,911
	$ -0-	$ 1,911

Related party transactions

The Corporation obtains legal and non-audit accounting services from Steven G, Early, P.C., a Georgia professional corporation, which is owned by Steven G. Early, who is an officer and director of PSA. The fees paid for these services for the years ended January 31, 2008 and 2007 were $0 and $27,000 respectively.

The Corporation has been authorized by its board of directors to enter into loan agreements with its shareholders. The Corporation has a subordinated note payable with The Consortium Group, LLC, its sole shareholder, at an annual rate of 8% through March 31, 2007 increasing to 10% on April 1, 2006 through March 31, 2007.The note was paid off September 4, 2007.

During the year the company determined that loans receivable from related parties were to be expensed as intercompany office expenses. In prior years, these expenses were recorded as a receivable from these parties. During the current year however the decision was made that they are now properly charged to the current year expense. As a result there are no more outstanding receivables from related parties.

METRO CPA, LLC

CERTIFIED PUBLIC ACCOUNTANTS

March 31, 2008

COMMUNICATION OF INTERNAL CONTROL MATTERS

To the Board of Directors
Premier Securities of America, Inc.
4600 Colony Point
Suwanee, GA 30024

In planning and performing our audit of the financial statements of Premier Securities of America, Inc., for the year ended January 31, 2008, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure. However, we did not note any matters involving the internal control structure and its operation that we consider reportable conditions under standards established by the American Institute of Certified Public Accountants. Reportable conditions involve matters coming to our attention relating to significant deficiencies in the design or operation of the internal control structure that, in our judgment, could adversely affect the Company's ability to record, process, summarize, and report financial data consistent with the assertions of management in the financial statements.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be reportable conditions and, accordingly, would not necessarily disclose all reportable conditions that are also considered to be material weaknesses as defined above.

Metro CPA

Metro CPA, LLC

2300 Henderson Mill Rd. • Suite 412 • Atlanta, GA 30345 • Phone: 678-382-0444 • Fax: 678-382-0446

METRO CPA, LLC

CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors
Premier Securities of America, Inc.

We have examined the net capital calculation that was submitted as part of the FOCUS Report dated January 31, 2008 and found that the differences existing between that report and the accompanying calculation relate to depreciation, commissions receivable, the offsetting commissions payable, intercompany receivables and the corresponding deferred tax assets. The differences between the original report and our calculations are presented on the attached reconciliation schedule.

Metro CPA

Metro CPA, LLC

April 17, 2008

2300 Henderson Mill Rd. • Suite 412 • Atlanta, GA 30345 • Phone: 678-382-0444 • Fax: 678-382-0446

SA NET CAPITAL CALCULATION

TOTAL ASSETS	117,321
TOTAL LIABILITIES	10,528
NET WORTH	106,793
SUBORDINATED LOANS	-
ADJUSTMENTS	-
ADJUSTED NET WORTH	106,793
NON-ALLOWABLE ASSETS	6,822
TENTATIVE NET CAPITAL	99,970
HAIRCUTS	-
NET CAPITAL	99,970
MINIMUM CAPITAL REQUIRED	5,000
EXCESS NET CAPITAL	94,970

TOTAL AGGREGATE INDEBTEDNESS	13,787
AI/NC RATIOS	0.15

NON-ALLOWABLE ASSETS	
NON-ALLOWABLE COMMISSIONS RECEIVABLE OVER 60 DAYS	-
NON-ALLOWABLE COMMISSION RECEIVABLE 12 MOS	
COMMISSION ADVANCES TO REG REPS	971
LICENSING FEE RECEIVABLE GA SOS	
BANK ERROR RECEIVABLE	-
CRD DEPOSITS	142
DEPOSITS, PREPAID EXPENSES	
RR ADVANCES LICENSING	4,554
EMPLOYEE ADVANCES	-
INTERCOMPANY RECEIVABLE-NET OF IC PAYABLE	-
FURNITURE, FIXTURES AND EQUIPMENT	51,725
ACCUMULATED DEPRECIATION-F&F	(50,570)
TOTAL NAA	6,822

AGGREGATE INDEBTEDNESS	
COMMISSIONS PAYABLE TO REPS	7,261
E&O WITHHOLDING PAYABLE	-
CRD FEES PAYABLE FOR LICENSING	-
ACCOUNTS PAYABLE	5,173
DEFERRED UNEARNED COMMISSION INCOME	1,353
INTERCOMPANY PAYABLE	
PAYABLE TO OFFICERS	-
DEFERRED TAXES PAYABLE	(3,258)
TOTAL AI	13,787

HAIRCUTS	
UNEARNED COMMISSION INCOME-NON-CURRENT DEFERRED	
HAIRCUT PERCENT	1.00
HAIRCUT DEFERRED COMMISSION INCOME-NON-CURRENT	

NON-ALLOWABLE ASSETS (OFFSET BY RELATED LIABILITIES)	
COMMISSIONS RECEIVABLE 60 DAYS TO 365 DAYS	
LESS COMMISSIONS PAYABLE IN 60 TO 365 DAYS	
NON-ALLOWABLE COMMISSIONS RECEIVABLE IN 12 MONTHS	-

PREMIER SECURITIES OF AMERICA, INC
RECONCILIATION OF FOCUS REPORT NET CAPITAL
JANUARY 31, 2008

	ORIGINAL REPORT	CHANGES	AMENDED REPORT
1. TOTAL OWNERSHIP EQUITY	138,963	(32,170)	106,793
2. DEDUCT OWNERSHIP EQUITY NOT ALLOWABLE FOR NET CAPITAL			
3. TOTAL OWNERSHIP EQUITY	138,963	(32,170)	106,793
4. ADD			
5. TOTAL CAPITAL AND ALLOWABLE SUBORDINATED LIABILITIES	138,963	(32,170)	106,793
6. DEDUCTIONS			
A. TOTAL NONALLOWABLE ASSETS FROM STATEMENT OF FINANCIAL CONDITIONS	61,904	(55,081)	6,823
7. OTHER ADDITIONS AND CREDITS	-	-	-
8. NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	77,059	22,911	99,970
9. HAIRCUTS ON SECURITIES WHERE APPLICABLE			
10. NET CAPITAL	77,059	22,911	99,970

	CHANGE IN TOTAL OWNERSHIP EQUITY	CHANGE IN DISALLOWED ASSETS	CHANGE IN NET CAPITAL
WRITE DOWN OF INTERCOMPANY RECEIVABLE- NET OF IC PAYABLE	(21,530)	(49,634)	28,104
WRITE DOWN OF EMPLOYEE ADVANCES	(28,104)		
ADJUSTMENTS TO DEPRECIATION	1,155	1,155	-
WRITE DOWN OF ACCOUNTS PAYABLE TO RELATED PARTY	6,917		6,917
WRITE DOWN OF COMMISION ADVANCES TO REGISTERED REPRESENTATIVES	(6,104)	(6,104)	-
WRITE DOWN OF COMMISION RECEIVABLE	(1,712)		
WRITE DOWN OF COMMISSION PAYABLE DUE TO WRITEDOWN OF COMMISSION RECE	10,867		10,867
WRITE DOWN OF BANK ERROR RECEIVABLE	(500)	(500)	-
CHANGE IN PROVISION FOR INCOME TAXES	6,839		6,839
NET CHANGE IN OPERATING CAPITAL	(32,171)	(55,082)	22,911

SEE ACCOMPANYING AUDITORS REPORT

METRO CPA, LLC

CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors
Premier Securities of America, Inc.

The accompanying Statment of Changes in Liabilities to Creditors is provided as supplemental information. The information is not a financial statement in accordance with the Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants.

The information has been complied from information that is the representation of management, without audit or review, and we do not express an opinion or any other form of assurance on such data.

Metro CPA, LLC

Metro CPA, LLC

March 31, 2008

2300 Henderson Mill Rd. • Suite 412 • Atlanta, GA 30345 • Phone: 678-382-0444 • Fax: 678-382-0446

PREMIER SECURITIES OF AMERICA, INC
SCHEDULE OF CHANGES IN LIABILITIES SUBORDINATED TO CREDITORS
JANUARY 31, 2008 AND 2007

Subordinated Note
The Consortium Group, LLC
Dated January 28, 2005

Balance	January 31, 2006	$	45,000
Changes			0
Balance	January 31, 2007	$	45,000
Changes			-45,000
Balance	January 31, 2008	$	-

METRO CPA, LLC

CERTIFIED PUBLIC ACCOUNTANTS

March 31, 2008

To the Board of Directors
Premier Securities of America
4600 Colony Point
Suwanee, Georgia 30024

Dear Sirs,

During the course of our examination, we found that Premier Securities of America promptly transmits all funds and delivers all securities received in connection with their activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to customers. Their operations are therefore in compliance with the exemption as stated in 15c3-3(k)(1)(iii) to 15c3-3.

Metro CPA

Metro CPA, LLC

END

2300 Henderson Mill Rd. • Suite 412 • Atlanta, GA 30345 • Phone: 678-382-0444 • Fax: 678-382-0446